Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Miragen Therapeutics, Inc.:
We consent to the use of our report dated March 12, 2020, with respect to the consolidated balance sheets of Miragen Therapeutics, Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated herein by reference.

Our report on the consolidated financial statements includes an explanatory paragraph related to a change in the method of accounting for revenue as of January 1, 2019 due to the adoption of ASC Topic 606, Revenue from Contracts with Customers.
/s/ KPMG LLP
Boulder, Colorado
March 12, 2020